January 17, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re.	Tenet Healthcare Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 1, 2011
File No. 001-07293

Dear Mr. Rosenberg:

This letter sets forth the responses of Tenet Healthcare Corporation (together with our subsidiaries, referred to as “Tenet,” the “Company,” “we” or “us,” unless the context otherwise requires) to the comment letter (the “Comment Letter”), dated December 20, 2011, of the staff of the Division of Corporation Finance (the “Staff”) related to the Company’s Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) that was filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2011 and the Company’s Form 10-Q for the quarterly period ended September 30, 2011 (the “September 2011 Form 10-Q”) that was filed with the Commission on November 1, 2011.

We have indicated below that we propose to enhance or supplement certain disclosures in our future filings as specifically noted in certain of our responses. We are proposing that in the spirit of working with the Staff to continually enhance our future filings. Enhancement to our previous disclosures is noted below in italics.

The responses set forth below correspond to the numeric comments in the Staff’s Comment Letter.

Staff Comment

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Estimates

Provisions for Doubtful Accounts, page 73

1.     Please provide us proposed disclosure to be included in future periodic reports to eliminate reference to a hypothetical decline in the self-pay collection rate. Include a reasonably likely sensitivity analysis to the effect on your provision for doubtful accounts.

Tenet Healthcare Corporation • Headquarters Office

1445 Ross Avenue, Suite 1400 • Dallas, TX 75202 • Tel: 469.893.2000 • Fax: 469.893.8600 • www.tenethealth.com

Company Response

Based on our historical collection rates, we believe that a 10% decrease or increase in our self-pay collection rate, or approximately 3%, could be a reasonably likely change in our collection rate.  As a result, in response to the Staff’s comment, in future periodic reports our sensitivity analysis of the effect on our provision for doubtful accounts of a reasonably likely change in the self-pay collection rate will not include reference to a hypothetical amount, but will include disclosure language indicating a reasonably likely change substantially similar to the following:

“We provide for an allowance against accounts receivable that could become uncollectible by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. We estimate this allowance based on the aging of our accounts receivable by hospital, our historical collection experience by hospital and for each type of payer over an 18-month look-back period, and other relevant factors. Based on our accounts receivable from self-pay patients and co-payments and deductibles owed to us by patients with insurance as of December 31, 20XX, a 10% decrease or increase in our self-pay collection rate, or approximately 3%, which we believe could be a reasonably likely change, would result in an unfavorable or favorable adjustment to provision for doubtful accounts of approximately $X million. There are various factors that can impact collection trends, such as changes in the economy, which in turn have an impact on unemployment rates and the number of uninsured and underinsured patients, the volume of patients through our emergency departments, the increased burden of co-payments and deductibles to be made by patients with insurance, and business practices related to collection efforts. These factors continuously change and can have an impact on collection trends and our estimation process.”

Staff Comment

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes to Condensed Consolidated Financial Statements

Note 1. Basis of Presentation

Net Operating Revenues, page 5

2.     You recognized $50 million of Medicaid hospital and physician incentive payments as a result of The American Recovery and Reinvestment Act of 2009. Please provide us proposed disclosure to be included in future periodic reports of your income recognition accounting policy for these payments, and provide us your analysis demonstrating how your policy was met in the quarter in which income was recognized. Additionally, please provide us your analysis that supports classifying these amounts in the line item “net operating revenues” within your consolidated statements of operations.

Company Response

Proposed Accounting Policy Disclosure

In future periodic reports, the disclosure of our accounting policy related to the recognition of incentive payments associated with the American Recovery and Reinvestment Act of 2009 will include disclosure language substantially similar to the following:

“Under certain provisions of the American Recovery and Reinvestment Act of 2009 (ARRA), federal incentive payments are available to hospitals, physicians and certain other professionals (“Providers”) when they adopt, implement or upgrade (“AIU”) certified electronic health record (“EHR”) technology or become “meaningful users,” as defined under ARRA, of EHR technology in ways that demonstrate improved quality, safety and effectiveness of care.  Providers can become eligible for annual Medicare incentive payments by demonstrating meaningful use of EHR technology in each period over four periods.  Medicaid providers can receive their initial incentive payment by satisfying AIU criteria, but must demonstrate meaningful use of EHR technology in subsequent years in order to qualify for additional payments.  Hospitals may be eligible for both Medicare and Medicaid EHR incentive payments; however, physicians and other professionals may be eligible for either Medicare or Medicaid incentive payments, but not both.  Hospitals who are meaningful users under the Medicare EHR incentive payment program are deemed meaningful users under the Medicaid EHR incentive payment program, and do not need to meet additional criteria imposed by a state.  Medicaid EHR incentive payments to Providers are 100% federally funded and administered by the state.  The Centers for Medicare and Medicaid Services (“CMS”) established calendar year 2011 as the first year states could offer EHR incentive payments.  Before a state may offer EHR incentive payments, the state must submit and CMS must approve the state’s incentive plan.

We recognize Medicaid EHR incentive payments in our consolidated statements of operations for the first payment year when: (1) CMS approves a state’s EHR incentive plan, and (2) our hospital or employed physician acquires certified EHR technology (i.e., when AIU criteria is met).  Medicaid EHR incentive payments for subsequent payment years are recognized in the period during which the specified meaningful use criteria is met.  Medicare EHR incentive payments are recognized when: (1) the specified meaningful use criteria are met, and (2) contingencies in estimating the amount of the incentive payments to be received are resolved.  During the year ended December 31, 20XX, certain of our hospitals and physicians satisfied the CMS AIU and/or meaningful use criteria.  As a result, we recognized approximately $XX million of EHR incentive payments in our consolidated statement of operations.”

How Our Policy Requirements Were Met in 2011

During the nine months ended September 30, 2011, we recognized $50 million of Medicaid hospital and physician EHR incentives in our consolidated statement of operations.  We recognized these incentives in 2011 since we acquired certified EHR technology during 2011 that satisfied the AIU criteria, and since CMS approved the Medicaid EHR incentive plans of various states in which we operate.

Rationale for Classifying EHR Incentive Payments as Revenues

During the nine months ended September 30, 2011, we classified the $50 million of Medicaid EHR incentive payments that we recognized as other nonpatient revenue within our net operating revenues line item on our consolidated statement of operations.  We classified these incentives as other nonpatient revenue since the applicable CMS guidance indicates that these incentives are not being provided to hospitals for reimbursement of costs incurred or reimbursement for patient care services.  Congress established EHR incentive payments to encourage the adoption and meaningful use of EHR technology.  In the EHR Final Rule(1), CMS clarified the purpose of the incentive payments:

“the incentive payments are not direct reimbursement for the purchase and acquisition of such technology (emphasis added), but rather are intended to serve as incentives for EPs(2) and eligible hospitals to adopt and meaningfully use certified EHR technology.” (3)

Based on our review of the guidance from CMS in the EHR Final Rule and consultation with our independent registered public accounting firm, we believe it is clear that CMS does not view these incentive payments as an offset to costs, an expense reimbursement or a credit for costs incurred by a hospital or physician.  As a result, we believe it was appropriate to classify these incentives on our consolidated statement of operations as other nonpatient revenue.

However, after further consideration of this matter and consultation with our independent registered public accounting firm, including feedback on its recent informal discussions with the Staff, in future filings we will classify these incentives within the operating expense section of our income statement.

The Company acknowledges that:

•        the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to this response letter, please call me at (469) 893-2246, fax information to me at (469) 893-3246, or e-mail information to daniel.cancelmi@tenethealth.com.

Sincerely,

/s/ Daniel J. Cancelmi
Daniel J. Cancelmi
Senior Vice President and Controller

(1)  On July 28, 2010, CMS issued a final rule titled Medicare and Medicaid programs; Electronic Health Record Incentive (“EHR Final Rule”).

(2)  Eligible Professionals

(3)  75 FR 44482

cc:         Tabatha Akins (Securities and Exchange Commission)

Lisa Vanjoske (Securities and Exchange Commission)

Biggs Porter (Tenet Healthcare Corporation)

Gary Ruff (Tenet Healthcare Corporation)

Paul Castanon (Tenet Healthcare Corporation)

Jannie Herchuk (Deloitte & Touche LLP)